                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 1997


                         RENAISSANCE HOTEL GROUP N.V.
                (Translation of Registrant's Name Into English)

                     c/o Renaissance Hotels International
      17th Floor, New World Tower II, 18 Queen's Road, Central, Hong Kong
                   (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

        Form 20-F       X               Form 40-F
                      -----                           -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                             No              X
                      -----                           -----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)
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Item 5. Other Events


       On February 17, 1997, Renaissance Hotel Group N.V. (the "Company") and Marriott International, Inc. ("Marriott") entered into an Acquisition Agreement (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, Marriott will commence a tender offer for all of the Company's outstanding shares of common stock, par value 0.01 Netherlands Guilders per share (the "Shares"), on February 24, 1997 for $30 per share, net to the seller, in cash. In addition, on February 17, 1997, Diamant Hotel Investments N.V. ("Diamant") and Marriott entered into a Shareholder Agreement, pursuant to which Diamant, the record and beneficial owner of 16,368,000 Shares or approximately 54% of the outstanding Shares, agreed that it will tender all of its Shares to Marriott.



Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 1 Acquisition Agreement dated as of February 17, 1997 between Marriott International, Inc. and Renaissance Hotel Group N.V.

Exhibit 2 Shareholder Agreement dated as of February 17, 1997 among Marriott International, Inc., Diamant Hotel Investments N.V. and New World Hotels(Holdings) Limited.

Exhibit 3 Joint Press Release dated February 18, 1997 of Renaissance Hotel Group N.V. and Marriott International, Inc.


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       Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RENAISSANCE HOTEL GROUP N.V.

                                 By: /s/ Robert W. Olesen
                                    ----------------------
                                    Robert W. Olesen
                                    Executive Managing Director, Executive Vice
                                    President and Chief Financial Officer

Date: February 20, 1997







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                                 Exhibit Index

Exhibit 1 Acquisition Agreement dated as of February 17, 1997 between Marriott International, Inc. and Renaissance Hotel Group N.V.

Exhibit 2 Shareholder Agreement dated as of February 17, 1997 among Marriott International, Inc., Diamant Hotel Investments N.V. and New World Hotels (Holding) Limited.

Exhibit 3 Joint Press Release dated February 18, 1997 of Renaissance Hotel Group N.V. and Marriott International, Inc.